

April 16, 2013

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, NC 27703

> **Re:** **Quintiles Transnational Holdings Inc.**
> **Amendment # 1 to Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-186708**

Dear Mr. Pike:

We have reviewed your amended filing and response letter dated April 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Risk Factors
"The relationship of backlog to revenues varies over time," page 18

1. You disclose that your December 31, 2012 backlog included a higher concentration of projects in the planning and start-up stages than your backlog at the beginning of 2012. Since these stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle, please expand your disclosure in this risk factor and in your MD&A to quantify the approximate percentage of projects in the planning and start-up stages as of December 31, 2011 and December 31, 2012.

"Our business depends on the continued effectiveness and availability of our information systems…," page 19

2. We note your disclosure that security breaches of, cyber attacks on and other failures or malfunctions in your critical application systems or their associated hardware delivery of databases and services, could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data or could result in interruptions in the flow of data to your servers and from your servers to your customers. If you have experienced any security breaches, cyber attacks or other similar events in the past, please revise your disclosure to state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

"Our research and development services could subject us to potential liability…," page 23

3. Please quantify the level of coverage of your product liability insurance. Similarly, please revise your first risk factor on page 24 to quantify the level of your insurance coverage.

"Disruptions in the credit and capital markets…," page 25

4. On page 18, you disclose that your December 31, 2012 backlog included a higher concentration of projects in the planning and start-up stages than your backlog at the beginning of 2012. If true, please expand your disclosure in this risk factor and in your MD&A to disclose whether you believe that these problems may occur more frequently in projects in the planning and start-up stages.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Backlog, page 56

5. We note your response to our prior comment 28. Please note that Item 101(c)(viii) of Regulation S-K requests disclosure of "the portion [of backlog orders] not reasonably expected to be filled within the current fiscal year." Please expand your disclosure to provide this additional disclosure.

Application of Critical Accounting Policies
Share-Based Compensation Expense
Valuation Methodology, page 77

6. Please refer to your response to our prior comment 34. Please note we may have additional comments once the actual IPO range is known.

Business
Our Competitive Strengths, page 84

7. We note your response to our prior comment 5. Please expand your disclosure on page 86 to identify the specific restructuring plans from February 2013, May 2012, July 2011, and May 2010. Please include disclosure of the date of approval and associated costs for each plan.

Index to Financial Statements
Notes to Consolidated Financial Statements
Long-Lived Assets, page F-10

8. Please refer to your response to our prior comment 40. It is unclear what method you are using to amortize the definite-lived identifiable intangible assets. Please revise your disclosure to provide a general description of the method or methods used in computing amortization with respect to the major classes of intangible assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Amy M. Batten, Esq.
        Smith, Anderson, Blount, Dorsett,
        Mitchell & Jernigan, L.L.P.